Griffin Industrial Realty, Inc.

641 Lexington Avenue

New York, New York 10022

April 23,2018

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Sonia Gupta Barros and Rahul K. Patel

Re:                             Griffin Industrial Realty, Inc.

Registration Statement on Form S-3 (File No. 333-224229)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3, as amended (File No. 333-224229) (the “Registration Statement”), of Griffin Industrial Realty, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on April 25, 2018, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Benjamin J. Cohen at (212) 906-1623.

Thank you for your assistance in this matter.

Very truly yours,

Griffin Industrial Realty, Inc.

By:	/s/ Anthony J. Galici
Anthony J. Galici

Vice President, Chief Financial Officer and Secretary

cc:

Michael S. Gamzon, Griffin Industrial Realty, Inc.

Frederick M. Danziger, Griffin Industrial Realty, Inc.

Dennis G. Craythorn, Esq., Latham & Watkins LLP

John Giouroukakis, Esq., Latham & Watkins LLP

Benjamin J. Cohen, Esq., Latham & Watkins LLP

[Signature Page to Acceleration Request]